UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 6-K/A

                               (AMENDMENT NO. 1)


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  For the month August, 2003 (August 28, 2003)


                                PREMIER FOODS PLC
                   (formerly Premier International Foods plc)
                   ------------------------------------------
                 (Translation of registrant's name into English)



                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD
                                     England
                   ------------------------------------------
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F |X| Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes |_| No |X|

                                 PREFATORY NOTE
                                 --------------

This Form 6-K/A is being filed to correct an omission of financials which accompanied the press release, dated August 14, 2003, issued by Premier relating to results for the three- and six-month periods ended June 28, 2003 filed as
Exhibit 99.2 to the Form 6-K filed by the registrant on August 18, 2003. Certain text was in omitted or otherwise in error due to typographical mistakes. Such omissions and errors are herein corrected. The attached Exhibit 99.3 filed herewith should be deemed included, in addition to Exhibits 99.1 and 99.2, in the Form 6-K filed on August 18, 2003.




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
                                  EXHIBIT INDEX
                                  -------------

    Exhibit                        Description
    -------                        -----------

      99.3 Results accompanying press release, dated August 14, 2003, issued by Premier relating to results for the three- and six-month periods ended June 28, 2003.




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
                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2003


Premier Foods plc



By:     /s/ Paul Thomas
     ------------------------------
Name:   Paul Thomas
Title:  Group Finance Director







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